FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1.                           Reporting Issuer

Envoy Capital Group Inc. (the “Company”)
30 St. Patrick St. Suite 301
Toronto, Ontario M5T 3A3

Item 2.                           Date of Material Change

July 13, 2011

Item 3.                           News Release

A press release with respect to the material change referred to in this material change report was issued by the Company on July 13, 2011 and filed on the System for Electronic Document Analysis and Retrieval and released over Marketwire.

Item 4.                           Summary of Material Change

See Press Release attached as Schedule “A”.

Item 5.                           Full Description of Material Change

See Press Release attached as Schedule “A”.

Item 6.                           Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.                           Omitted Information

No information has been omitted.

Item 8.                           Executive Officer

Robert Pollock
President & Chief Executive Officer
(416) 619-3166

Item 9. Date of Report

DATED at Toronto, in the Province of Ontario, this 14th day July, 2011.

SCHEDULE “A”

ENVOY CAPITAL GROUP INC. DECIDES NOT TO PROCEED

WITH STOCK SPLIT

TORONTO, ON – July 13, 2011 – Envoy Capital Group Inc. (NASDAQ: EGCI/ TSX: ECG) (“Envoy or the “Company”) will not complete a division of its issued and outstanding common shares (the “Share Split”). At the Annual and Special Meeting of Shareholders held on April 8, 2011, the Company’s shareholders approved a special resolution which provided that the directors may, in their discretion and without further approval of the shareholders, proceed with the Share Split or alternatively, revoke the special resolution and not proceed with the Share Split at any time prior to the final implementation. The directors of the Company have determined that it is not in the best interest of Shareholders to proceed with the Share Split at this time.

About Envoy Capital Group Inc.

Envoy Capital Group Inc. is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to.

For further information about the Press Release, please call:

Envoy Capital Group Inc.
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.